Exhibit 21.1

THE HACKETT GROUP, INC.

LISTING OF SUBSIDIARIES

THE HACKETT GROUP, INC. SUBSIDIARIES	JURISDICTION
The Hackett Group Australia Pty. Ltd.	Australia
The Hackett Group Canada, Inc.	Canada
Resource Evaluation, Inc.	Delaware
Spend Matters Acquisition Corp.	Delaware
Archstone Acquisition Corp.	Florida
Jibe Acquisition Sub., Inc.	Florida
Technolab US Acquisition Sub, Inc.	Florida
The Hackett Group, Inc.	Florida
Resource Evaluation SAS	France
The Hackett Group GmbH	Germany
The Hackett Group BV	Netherlands
Hackett Group (India) Private Ltd.	Republic of India
REL Consultancy PTE Limited	Singapore
REL Consultancy Group SL	Spain
The Hackett Group (Schweiz) AG	Switzerland
Aecus Limited	United Kingdom
The Hackett Group Limited	United Kingdom
Ternul Corporation S.A.	Uruguay
LeewayHertz Technologies Private Limited	Republic of India